SOMMER & SCHNEIDER LLP
595 STEWART AVENUE, SUITE 710
GARDEN CITY, NEW YORK 11530
——————

Herbert H. Sommer Joel C. Schneider	Telephone (516) 228-8181 Facsimile (516) 228-8211 April 12, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:	Chris Chase, Staff Attorney

Re:	Arkados Group, Inc. (the “Company”) Preliminary Information Statement on Schedule 14C Filed February 17, 2011 File No. 000-27587

Mr. Chase:

This letter is submitted, on behalf of the Company, in response to the letter dated March 26, 2011 from the Staff of the Division of Corporation finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), concerning the Company’s Preliminary Information Statement on Schedule 14C filed on February 17, 2011 (the “Prelim 14C”).  The Company is  simultaneously filing Amendment No. to the  Preliminary Information Statement (the “Amendment”).  Responses are cross referenced to the Staff’s comment letter and the comments are set forth in italics for your convenience.

General

1.           We note that you have outstanding Staff comments regarding your Form 10-K for Fiscal Year Ended May 31, 2010 and Forms 10-Q for Fiscal Quarters Ended August 31, 2010 and November 30, 2010.  Please confirm that you will resolve all outstanding comments regarding these filings before filing a Definitive Information Statement on Schedule 14C.

The Company filed amend amendments to its Form 10-K for Fiscal Year Ended May 31, 2010 and Forms 10-Q for Fiscal Quarters Ended August 31, 2010 and November 30, 2010 on April 4, 2011. We believe amended filings are fully responsive to comments received from the Staff by letter dated March 3,  2011 and request your much appreciated assistance in coordinating the resolution of both comments related to the Company’s Preliminary Information State-

Securities and Exchange Commission
April 12, 2011

ment and periodic reports in an effort to permit mailing of the Definitive Information Statement as soon as possible.  We confirm, on behalf of the Company,  that outstanding comments will be resolved before filing a Definitive Information Statement on Schedule 14C.

2.           Please revise your filing to provide the information required by Item 14(b)(2) and (3) of Schedule 14A with respect to STMicroelectronics, Inc.

The Amendment includes the principal business office of ST Microelectronics, Inc.  as well a brief description of its business in accordance with Item 14(b)(2) and (3) of Schedule 14A.

Summary Term Sheet, page 5

3.           We note that your Summary Term Sheet discussion on page 5 includes placeholders for several page references. Please revise to provide the applicable page references.

The Amendment includes a revised Summary Term Sheet that deletes all applicable page references and we confirm that the references will be provided in the definitive filing.

Use of Proceeds, page 19

4.           Please expand your Use of Proceeds disclosure on page 19 to include a thorough discussion of the various agreements you have entered into that have resulted in the reduction of your outstanding debt obligations.  Ensure that your revisions also clarify the type and amount of debt that will remain after all proceeds received from this transaction are used. We note that you provide some of this disclosure beginning in the last paragraph on page 6, but you provide no cross-reference to this discussion in your Use of Proceeds. Further, your discussion on page 6 indicates that your proceeds received will not be sufficient to cover your remaining unsecured debt, but the amount of this remaining debt is unclear.

The Use of Proceeds disclosure has been substantially revised and expanded to clarify the various agreements that were executed in December, 2011 in connection with the license agreement.  The disclosure has been expanded to identify amounts of various classes and categories of debt that have settled and included expanded information both on the amount remaining after the License transactions were concluded and the amount remaining after Closing.  Since the Company’s disclose plan is to settle as much debt as possible after Closing and that the net proceed remaining after expenses is less than 10% of the amount outstanding, we have expanded the disclosure to make assumptions and disclose the amount of equity that might have to be issued, subject to appropriate compliance with or exemption from the registration provisions of Section 5 of the Securities Act of 1933, as amended and noted some future corporate actions the Company will likely have to take in order to fulfill any agreements it does reach with respect to issuing shares of capital stock in exchange for the release of debt.  We respectfully submit that, assuming the Use of Proceeds section is not missing information that is contained in the Summary, the substantive section should  not refer back to the Summary.

Securities and Exchange Commission
April 12, 2011

Material Incorporated by Reference, page 39

5.           Please note that it does not appear that you qualify to incorporate information by reference. Please revise your filing accordingly.  See Item 14(e) of Schedule 14A.

We have deleted references to incorporation by reference to prior filing and amended the filing to include the disclosure called for by Item 14(e) for transactions of this type.

Closing Information

The Company acknowledges that the adequacy and accuracy of the disclosure in its filings with the Commission is the responsibility of the Company. The Company acknowledges that Staff comment or changes in response to Staff comment do not foreclose the Commission from taking any action with respect to a filing. The Company also represents that Staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate an opportunity to resolve any remaining concerns the Staff may have in to complete this process at your earliest convenience.

This letter has been prepared at the direction of, reviewed and approved by, the appropriate senior offices of the Company.  Please direct any questions regarding legal responses to the undersigned at (516) 220-0808 or by email to me a herbert.h.sommer@gmail.com.

Thank you for your assistance in this matter.

Very truly yours, /s/ Herbert H. Sommer Herbert H. Sommer

cc:  Ta Tanisha Meadows, Staff Accountant

ARKADOS GROUP, INC.
87 Fairfield Rd.
Fairfield, New Jersey 07004

April 12, 2011

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20548

Ladies and Gentlemen:

In connection with our responses to the comments from the Staff of the Securities and Exchange Commission (“Commission”) we hereby acknowledge the following:

•	Arkados Group, Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to staff comments does not foreclose the Commission any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Very truly yours, ARKADOS GROUP, INC. By: /s/ Andreas Typaldos Andreas Typaldos, Chairman and Acting CEO